Exhibit 99.5

SEDAR VERSION

EQUITY PURCHASE AGREEMENT

This equity purchase agreement is entered into as of April 11, 2022 (this “Agreement”), by and between HEXO Corp., an Ontario corporation (the “Company”), and 2692106 ONTARIO INC., an Ontario corporation (the “Investor”).

WHEREAS:

A.

the parties desire that, upon the terms and subject to the conditions contained herein, the Investor is hereby committing to purchase Common Shares (as defined below) for an aggregate subscription price of up to $180,000,000 at the option of the Company; and

B.

such purchases will be made under one or more Prospectus Supplements (as defined below) to one or more Base Shelf Prospectuses (as defined below) of the Company and in reliance upon the Exemptive Relief Order (defined below);

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1	DEFINED TERMS.

As used in this Agreement, the following terms shall have the following meanings specified or indicated (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“1933 Act” shall mean the Securities Act of 1933, as amended.

“Additional Put Amount” means, for a particular Second Month, an amount equal to (i) $5,000,000 less (ii) the aggregate purchase price for all Put Shares for the First Month.

“Agreement” shall have the meaning specified in the preamble hereof.

“Applicable Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“Base Shelf Prospectus” means a base shelf prospectus filed by the Company pursuant to NI 44-102 with the Canadian Securities Regulators pertaining to the Commitment Fee Shares and the Put Shares.

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the provinces and territories of Canada and the respective regulations, rules, instruments, blanket orders and blanket rulings thereunder together that are binding upon or having jurisdiction over the Company or its business, undertaking, property or securities.

“Canadian Securities Regulators” means the Autorité des marchés financiers and the securities regulatory authority or regulator, as applicable, in each of the other provinces and territories of Canada.

“Claim Notice” shall have the meaning specified in Section 8.3(a).

“Closing” shall mean one of the closings of a purchase and sale of Put Shares pursuant to Section 2.4.

“Closing Certificate” shall mean the closing certificate of the Company in the form of Exhibit B hereto.

“Closing Date” shall mean the date of any Closing hereunder.

“Commencement Date” means the business day immediately following the date on which the later occurs of (i) the shareholder approval contemplated by Section 7.2(i) is received and (ii) the Exemptive Relief Order is granted.

“Commitment Fee Shares” shall have the meaning specified in Section 2.5.

“Commitment Period” shall mean the period commencing on the first day of the month immediately following the Commencement Date, and ending on the earlier of (i) the date which is thirty-seven months from the Commencement Date, (ii) written notice of termination by the Company to the Investor in accordance with Section 9.4 (which shall not occur during any Pricing Period), (iii) the date that the Company commences any cause, proceeding or other action, or any cause, proceeding or other action is instituted in any court of competent jurisdiction against the Company, under or pursuant to any existing or future law relating to bankruptcy, insolvency or similar law.

“Common Shares” shall mean common shares in the capital of the Company.

“Company” shall have the meaning specified in the preamble to this Agreement.

“Damages” shall mean any loss, claim, damage, liability, cost and expense (including, without limitation, reasonable legal fees and disbursements).

“Dispute Period” shall have the meaning specified in Section 8.3(a).

“DRS” means the Direct Registration System providing electronic registration of the Common Shares in the Investor’s name directly on the books of the Company as maintained by the Transfer Agent.

“Exemptive Relief Order” means an order from the Autorité des marchés financiers, as principal regulator, and each of the other Canadian Securities Regulators in the form to be agreed to by the parties, acting reasonably, and substantially consistent with prior exemptive relief orders granted by the Canadian Securities Regulators in respect of similar equity lines of credit.

“First Month” shall have the meaning specified in 2.3(b).

“Freely Tradeable Common Shares” means Common Shares that are (i) issued without, and not subject to, any legend contemplated by Section 2.5(2) of NI 45-102 and are otherwise free and clear of all Liens (other than Liens created by the holders thereof), and (ii) timely credited or delivered by the Company to the Investor in accordance with Section 2.4 hereof. For certainty, any transfer restrictions that may result from the Investor being a “control person” of the Company as defined under Applicable Securities Laws shall be disregarded when determining whether the Common Shares are “freely tradeable”.

“Indemnified Party” shall have the meaning specified in Section 8.2.

“Indemnifying Party” shall have the meaning specified in Section 8.2.

“Indemnity Notice” shall have the meaning specified in Section 8.3(b).

“Investor” shall have the meaning specified in the preamble to this Agreement.

“Lien” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall mean any effect on the business, operations, properties, or financial condition of the Company and its Subsidiaries that is material and adverse to the Company and its Subsidiaries and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform its obligations under this Agreement except, in each case, to the extent such material adverse effect results from (i) the announcement of the Agreement, the execution of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers or employees, (ii) the entering into of definitive agreements by the Company with the relevant counterparties of such other transactions and matters disclosed in the Company’s press release dated March 3, 2022 and/or the closing or failure to close of such other transactions and matters, (iii) conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole, (iv) changes generally affecting the industries in which the Company conducts the business, (v) any change in, adoption of, or change in the interpretation or adoption of any applicable law or GAAP, (vi) any national or international political or social conditions, including the engagement, escalation or continuation of Canada or the United States in hostilities, the occurrence of any military or terrorist attack upon Canada or the United States, or their respective diplomatic or consular offices, upon any military installation or personnel of Canada or the United States, (vii) pandemics, epidemics or other similar disease outbreaks or escalations thereof (including the COVID-19 pandemic), (viii) war and acts of war or escalations thereof (including the conflict involving Russia, Belarus, the Ukraine and / or any former member of the Soviet Union) (ix) earthquakes, hurricanes, floods or other natural disasters, (x) any action taken by, or with the consent of, the Investor relating to the Company, or (xi) any action by the Company or its affiliates required to be taken, or permitted to be taken, by this Agreement or by any definitive agreement entered into in furtherance of the other transactions and matters disclosed in the Company’s press release dated March 3, 2022.

“Maximum Commitment Amount” shall mean One Hundred and Eighty Million Dollars ($180,000,000.00).

“NI 44-102” means National Instrument 44-102 Shelf Distributions of the Canadian Securities Regulators.

“NI 45-102” means National Instrument 45-102 Resale of Securities.

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pricing Period” shall mean the period of twenty Trading Days following the Put Date associated with the applicable Put Notice.

“Principal Market” shall mean the Toronto Stock Exchange.

“Prospectus Supplement” means any “shelf prospectus supplement” or “pricing supplement” (each as defined in NI 44-102) to the Base Shelf Prospectus filed by the Company pursuant to NI 44-102 with Canadian Securities Regulators pertaining to the Commitment Fee Shares and/or the Put Shares.

“Purchase Price” shall mean ninety-three percent (93%) of the VWAP per Common Share during the applicable Pricing Period.

“Put” shall mean the right of the Company to require the Investor to purchase Common Shares, subject to the terms and conditions of this Agreement.

“Put Amount” shall have the meaning specified in Section 2.2(a).

“Put Date” shall mean any Trading Day during the Commitment Period that a Put Notice is deemed delivered pursuant to Section 2.3(a).

“Put Notice” shall mean a written notice, substantially in the form of Exhibit A hereto, to Investor setting forth the Put Shares which the Company intends to require Investor to purchase pursuant to the terms of this Agreement.

“Put Right” shall have the meaning specified in Section 2.2(a).

“Put Shares” shall mean all Common Shares issued, or that the Company shall be entitled to issue, per any applicable Put Notice in accordance with the terms and conditions of this Agreement.

“Second Month” shall have the meaning specified in 2.3(b).

“Securities” means, collectively, the Put Shares and the Commitment Fee Shares.

“SEDAR” shall mean the System for Electronic Document Analysis and Retrieval of the Canadian Securities Regulators.

“SEDAR Documents” shall mean, as of a particular date, all financial statements, management’s discussion and analysis, material change reports and other documents filed by the Company pursuant to applicable Canadian Securities Laws since the end of the Company’s then most recently completed and reported fiscal year as of the time in question (provided that if the date in question is within ninety days of the beginning of the Company’s fiscal year, the term shall include all documents filed since the beginning of the preceding fiscal year).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the general partner, managing member, managing director (or a board comprised of any of the foregoing) or manager of such limited liability company, partnership, association or other business entity.

“Third Party Claim” shall have the meaning specified in Section 8.3(a).

“Trading Day” shall mean a day on which the Principal Market is open for business.

“Transfer Agent” shall mean TSX Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Transfer Agent Instruction Letter” means the letter from the Company to the Transfer Agent which instructs the Transfer Agent to issue the Put Shares or the Commitment Fee Shares, as applicable, pursuant to the terms hereof.

“U.S. Exchange Act” means mean the Securities Exchange Act of 1934, as amended.

“U.S. Securities Laws” means the United States federal securities laws, including the 1933 Act and the U.S. Exchange Act, and applicable state securities laws.

“VWAP per Common Share” means for a particular Pricing Period, the amount determined by dividing the aggregate sale price of all Common Shares sold on the Principal Market during the particular Pricing Period by the aggregate number of Common Shares sold during the particular Pricing Period, calculated including only trades made on such Principal Market during normal trading hours (9:30 am until 4:00 pm Eastern Time).

1.2	INTERPRETATION

(a)	Currency. All dollar amounts referenced and references to “$” in this Agreement are refer to the lawful currency of Canada.

(b)

Sections and Headings. The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, Section, subsection or Schedule refers to the specified Article, Section or subsection of, or Schedule to, this Agreement. The terms “hereof”, “hereunder”, “hereto”, “hereby”, “herein”, and similar expressions refer to this Agreement and not to any particular Article, Section, subsection, Schedule or other portion of this Agreement and include any agreement supplemental hereto.

(c)

Number, Gender and Persons. In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental authorities and other legal or business entities of any kind whatsoever.

(d)	Time of Essence. Time shall be of the essence in this Agreement.

(e)

Inclusive Terminology. Whenever used in this Agreement, the words “includes” and “including” and similar terms of inclusion will not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather will mean “includes but is not limited to” and “including but not limited to”, so that references to included matters will be regarded as illustrative without being either characterizing or exhaustive.

(f)

Interpretation Not Affected By Party Drafting. The parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE OF COMMON SHARES

2.1	COMMITMENT

Subject to the terms and conditions set forth in this Agreement, the Company may issue and sell to the Investor, and the Investor shall be required to purchase, and shall purchase, from the Company, up to that number of Common Shares having an aggregate Purchase Price equal to the Maximum Commitment Amount.

2.2	PUTS.

(a)

Subject to the terms and conditions of this Agreement, in each calendar month during the Commitment Period, the Company may, in its sole discretion, during the first five Trading Days of such calendar month (but not thereafter during such calendar month) deliver a Put Notice to the Investor which states the dollar amount (designated in Canadian dollars) (the “Put Amount”) of Common Shares which the Company intends to sell to the Investor on a Closing Date (the “Put Right”).

(b)

The maximum Put Amount set out in a particular Put Notice shall be the lesser of: (A) the remaining portion of the Maximum Commitment Amount, and (B) $5,000,000; provided that, if the Company does not exercise its Put Right in full during the first five Trading Days of a particular calendar month (the “First Month”), then the maximum Put Amount for the subsequent calendar month (the “Second Month”) shall be the lesser of (A) the remaining portion of the Maximum Commitment Amount and (B) $5,000,000 plus the Additional Put Amount. If the Company does not exercise its right to sell such Additional Put Amount in the Second Month, then all rights of the Company to such Additional Put Amount shall be forfeited provided that a new Additional Put Amount may result if the Put Amount for the Second Month is less than $5,000,000.

2.3	MECHANICS.

(a)

DATE OF DELIVERY OF PUT NOTICE. A Put Notice shall be deemed delivered on (i) the Trading Day it is received by email by the Investor if such notice is received on or prior to 8:30 a.m. (Eastern time) or (ii) the immediately succeeding Trading Day if it is received by email after 8:30 a.m. (Eastern time) on a Trading Day or at any time on a day which is not a Trading Day.

(b)

CALCULATION OF PURCHASE PRICE AND PUT SHARES. Within two Trading Days of the end of the Pricing Period, the Company shall provide written notice (the “Calculation Notice”) of its calculations of the Purchase Price per Common Share for the respective Put Shares subject to the Put Notice and shall determine the number of Put Shares to be issued pursuant to the Put Notice by dividing the Put Amount by the Purchase Price per Common Share rounded down to the nearest full Common Share. The Company shall provide supporting details of such calculations to the Investor for review and confirmation as soon as reasonably possible following the Pricing Period.

2.4	CLOSINGS.

(a)

Subject to the terms and conditions of this Agreement, including satisfaction or waiver of the conditions in Article VII hereof, with respect to each Put, at each Closing the Company shall issue and sell to the Investor, and the Investor shall subscribe for and purchase from the Company, as Freely Tradeable Common Shares, the number of Put Shares set out in the Calculation Notice at a price per Put Share equal to the applicable Purchase Price per Common Share.

(b)

The Closing of a Put shall occur two Trading Days following the delivery of the Calculation Notice, where upon, the Investor shall deliver to the Company the aggregate Purchase Price by wire transfer of immediately available funds to an account designated by the Company against delivery by the Company of the applicable Put Shares in DRS or similar electronic form and registered in accordance with Exhibit “D” provided that if the Investor provides by noon (Eastern Time) on the Trading Day immediately prior to the applicable Closing Date instructions in writing to deliver the applicable Put Shares through the “CDSX” settlement and clearing system of CDS Clearing and Depository Services Inc. (which instructions shall include the Investor’s broker/CDS participant’s name and CUID, a valid deposit ID keyed in as “instant”, broker/Investor contact name and contact number), the Company shall, in lieu of other delivery mechanics, cause the applicable Put Shares to be delivered through CDSX to the brokerage account specified by the Investor.

2.5	COMMITMENT FEE

The Company shall, in consideration for the Investor’s commitment to enter into this Agreement, pay a commitment fee by issuing to the Investor Common Shares (such shares, the “Commitment Fee Shares”) as follows (i) immediately following the Principal Market approval of the transaction contemplated hereby, 7,557,711 Commitment Fee Shares (the “Initial Commitment Fee Shares”), which shall be subject to the legend restriction contemplated by National Instrument 45-102, and (ii) if the trading price of the Common Shares on the Commencement Date is less than 0.7145 (the “Floor Price”), promptly following the filing of the Base Shelf Prospectus, such number of Commitment Fee Shares, issued as Freely Tradeable Common Shares, as is equal to A * B / C—A, where (A) is number of Initial Commitment Fee Shares, (B) is the Floor Price and (C) is the VWAP per Common Share for the five trading days prior to the Commencement Date. To the extent any HST becomes due and owing to any governmental authority in connection with the payment of the Commitment Fee Shares, the Company shall, no later than five (5) Trading Days prior to the time such HST must be remitted by the Investor to the appropriate governmental authority, provide the Investor with the amount of such HST. Notwithstanding the foregoing, the Company and the Investor shall use commercially reasonable efforts to minimize the amount of HST, including completing such filings as may be desirable to cause the refund of such HST is credited directly to the Investor.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF INVESTOR

The Investor represents and warrants to the Company that:

3.1	INTENT.

The Investor is entering into this Agreement for its own account and the Investor has no present arrangement (whether or not legally binding) at any time to sell the Securities to or through any Person in violation of Applicable Securities Laws; provided, however, that the Investor reserves the right to dispose of the Securities at any time in accordance with Applicable Securities Laws and the Exemptive Relief Order.

3.2	NO LEGAL ADVICE FROM THE COMPANY.

The Investor acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

3.3	ACCREDITED INVESTOR.

The Investor is an “accredited investor” as defined in National Instrument 45-106—Prospectus Exemptions, of the Canadian Securities Regulators.

3.4	ORGANIZATION AND RESIDENCY OF THE INVESTOR

The Investor is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of Ontario, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Investor is not in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The Investor is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a material adverse effect on the Investor and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. Adam Arviv is the registered and beneficial owner of all outstanding equity and voting securities of the Investor and is resident in Ontario, Canada.

3.5	AUTHORITY.

The Investor has the requisite power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action and no further consent or authorization of the Investor is required. This Agreement has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and binding obligation of the Investor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

3.6	NO BROKERS.

The Investor has taken no action which would give rise to any claim by any person against the Company for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby.

3.7	STANDING.

The Investor has full corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement.

3.8	EXCISE TAX

The Investor is registered under Part IX of the Excise Tax Act (Canada) for GST/HST purposes, as follows: [REDACTED: PRIVATE INFORMATION].

3.9	ABSENCE OF CONFLICTS.

The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby and thereby and compliance with the requirements hereof and thereof, will not (a) result in a violation of the Investor’s certificate or articles of incorporation, by-laws or other organizational or charter documents, (b) subject to obtaining the Exemptive Relief Order and such order remaining in effect, violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Investor, (c) violate any provision of any indenture, instrument or agreement to which the Investor is a party or is subject, or by which the Investor or any of its assets is bound, or conflict with or constitute a material default thereunder, (d) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or (e) require the approval of any third-party (that has not been obtained) pursuant to any material contract, instrument, agreement, relationship or legal obligation to which the Investor is subject or to which any of its assets, operations or management may be subject. In addition, the Investor is not acting jointly or in concert with any other securityholder of the Company, whether with respect to the transactions contemplated by this Agreement or otherwise.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor that, except as disclosed in the SEDAR Documents:

4.1	ORGANIZATION OF THE COMPANY.

The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a

Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

4.2	AUTHORITY.

The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action (other than the shareholder approval contemplated by Section 7.2(i)) and no further consent or authorization of the Company or its Board of Directors or shareholders is required (other than the shareholder approval contemplated by Section 7.2(i)). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

4.3	CAPITALIZATION.

Except as disclosed to the Investor in writing from time to time, the Company has not issued any voting or equity securities since its most recently filed financial statements under Canadians Securities Laws. Except in connection with the transactions contemplated by the Company’s press release dated March 3, 2022, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except as set forth in the SEDAR Documents (including, for certainty, relating to the Company’s omnibus long term incentive plan and the transactions contemplated by the Company’s press release dated March 3, 2022) or in connection with an issuance that on an as converted basis, would be less than 10% of the Company’s issued and outstanding Common Shares, there are no outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares. The issuance and sale of the Securities will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as disclosed in the SEDAR Documents, there are no shareholder agreements, voting agreements or other similar agreements with respect to the Company’s securities to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

4.4	LISTING AND MAINTENANCE REQUIREMENTS.

The Company is a reporting issuer in each of the provinces and territories of Canada and is not in default of any requirements under Canadian Securities Laws, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, ceasing to be a reporting issuer in each of the provinces and territories of Canada. The Company has not, in the twelve months preceding the date hereof, received notice from the Principal Market on which the Common Shares are or have been listed to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

4.5	SEDAR DOCUMENTS; DISCLOSURE.

As of their respective dates, the SEDAR Documents complied in all material respects with the requirements of Canadian Securities Laws, rules and regulations applicable to such SEDAR Documents, and to the knowledge of the Company, none of the SEDAR Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading except as otherwise may have been corrected by a subsequent SEDAR Document. The financial statements of the Company included in the SEDAR Documents comply as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of applicable Canadian Securities Regulators and other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with international financial reporting standards applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments). The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a Material Adverse Effect. Except with respect to the material terms and and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information The Company understands and confirms that the Investor will rely on the foregoing representation in effecting transactions in securities of the Company.

4.6	VALID ISSUANCES.

The Securities are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid, and non-assessable, free and clear of all Liens imposed by the Company.

4.7	NO CONFLICTS.

The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including, without limitation, the issuance of the Put Shares and the Commitment Fee Shares, do not and will not: (a) result in a violation of the Company’s or any Subsidiary’s certificate or articles of incorporation, by-laws or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the material properties or assets of the Company or any material Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, instrument or any “lock-up” or similar provision of any underwriting or similar agreement to which the Company or any Subsidiary is a party, or (c) subject to obtaining the Exemptive Relief Order and such order remaining in effect, result in a violation of any federal, provincial, local or foreign law, rule, regulation, order, judgment or decree (including Applicable Securities Laws) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not individually or in the aggregate, have a Material Adverse Effect) nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing. Except for obtaining the Exemptive Relief Order and all filings required in connection with the Base Shelf Prospectus and any Prospectus Supplement, the Company is not

required under federal, provincial, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement; provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

4.8	NO MATERIAL ADVERSE CHANGE.

No event has occurred that would have a Material Adverse Effect on the Company that has not been disclosed in the SEDAR Documents.

4.9	LITIGATION AND OTHER PROCEEDINGS.

Except as disclosed in the SEDAR Documents, there are no actions, suits, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties, nor has the Company received any written or oral notice of any such action, suit, proceeding, inquiry or investigation, which would have a Material Adverse Effect. No judgment, order, writ, injunction or decree or award has been issued by or, to the knowledge of the Company, requested of any court, arbitrator or governmental agency which would have a Material Adverse Effect. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by any securities regulatory authority involving the Company, any Subsidiary or any current or former director or officer of the Company or any Subsidiary.

4.10	REGISTRATION RIGHTS.

Except as disclosed to the Investor from time to time, no Person (other than the Investor) has any right to cause the Company to qualify for distribution or register any of the securities of the Company or any Subsidiary under Applicable Securities Laws.

4.11	NO BROKERS.

The Company has taken no action which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby.

ARTICLE V

COVENANTS OF INVESTOR

5.1	COMPLIANCE WITH LAW; TRADING IN SECURITIES.

The Investor’s trading activities with respect to Common Shares will be in compliance with Canadian Securities Laws and all applicable rules and regulations of the Principal Market. The Investor shall, until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company in accordance with the terms of this Agreement, maintain the confidentiality of the existence and terms of this transaction and the information included in the Agreement.

5.2	ASSISTANCE WITH PROSPECTUS

In connection with the Base Shelf Prospectus and Prospectus Supplement, the Investor shall furnish to the Company such written information regarding the Investor as the Company reasonably requests for use in connection with such Base Shelf Prospectus or Prospectus Supplement, which written information shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Investor shall sign such documents regarding the sale of the Put Shares as may be reasonably required. The Investor shall notify the Company immediately upon the occurrence of any event as a result of which any information included in the Base Shelf Prospectus or Prospectus Supplement includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.

ARTICLE VI

COVENANTS OF THE COMPANY

6.1	RESERVATION OF COMMON SHARES.

The Company shall maintain a reserve from its duly authorized Common Shares necessary to satisfy its obligation to issue the Put Shares and the Commitment Fee Shares in accordance with the terms of this Agreement.

6.2	LISTING OF COMMON SHARES.

The Company shall promptly secure the listing of all of the Put Shares and Commitment Fee Shares to be issued to the Investor hereunder on the Principal Market and shall use commercially reasonable best efforts to maintain, so long as any Common Shares shall be so listed, the listing of all such Put Shares and Commitment Fee Shares from time to time issuable hereunder. The Company shall use its commercially reasonable efforts to continue the listing and trading of the Common Shares on the Principal Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of the Principal Market and all Applicable Securities Laws.

6.3	BASE SHELF PROSPECTUS.

(a)

Following receipt of the Exemptive Relief Order, the Company shall promptly file (if not already filed) with the applicable Canadian Securities Regulators, and use its commercially reasonable efforts to secure the issuance of a receipt for, a Base Shelf Prospectus pursuant to the provisions of NI 44-102 to qualify the distribution of all of the Put Shares and the Commitment Fee Shares in each of the provinces and territories of Canada. In advance of the expiration of any Base Shelf Prospectus, the Company shall use commercially reasonable efforts to renew such Base Shelf Prospectus, such that the Company shall at all times have an effective Base Shelf Prospectus with enough capacity to allow the sale thereunder of all remaining Put Shares and the Commitment Fee Shares.

(b)

The Company shall qualify all Common Shares subject to a Put Notice by filing a Prospectus Supplement to the Base Shelf Prospectus with the applicable Canadian Securities Regulators in accordance with NI 44-102 as soon as practicable and in any event not later than the applicable Closing Date.

6.4	USE OF FUNDS

The Company will use the proceeds from the sale of the Securities to fund interest payments under the senior secured convertible note, to fund one or more pre-payments of such senior secured convertible note, as such note may be amended from time to time, and for general corporate and working capital purposes.

ARTICLE VII

CONDITIONS TO DELIVERY OF PUT NOTICES AND CONDITIONS TO CLOSING

7.1	CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO ISSUE AND SELL PUT SHARES.

In addition to the other terms of this Agreement, the right of the Company to issue and sell the Put Shares to the Investor is subject to the satisfaction of each of the conditions set forth below:

(a)

ACCURACY OF INVESTOR’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor shall be true and correct in all material respects as of the date of this Agreement and as of the date of each Closing as though made at each such time.

(b)

PERFORMANCE BY INVESTOR. Investor shall have performed, satisfied, and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

(c)	EXEMPTIVE RELIEF ORDER. The Exemptive Relief Order shall remain in effect to permit the sale of the Put Shares and the Commitment Fee Shares in accordance with the terms thereof.

(d)

NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court, governmental authority or stock exchange of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated the this Agreement.

(e)	NO SUSPENSION OF TRADING OF COMMON SHARES. The trading of the Common Shares shall not have been suspended or cease traded by any Canadian Securities Regulator.

(f)

EFFECTIVENESS. The Base Shelf Prospectus and Exceptive Relief Order shall each remain effective to permit the sale of the Put Shares provided that the Base Shelf Prospectus shall need not be in effect if the Investor waives the requirement that the Put Shares be Freely Tradeable Common Shares and waives all associated covenants including as they pertain to the Base Self Prospectus.

(g)

NO LEGAL ACTION. No legal or regulatory action or proceeding shall be pending or threatened in writing by or before any governmental entity to enjoin, restrict or prohibit the transactions contemplated by this Agreement, the issuance and sale of the Put Shares to the Investor, or to suspend or cease or stop trading the Common Shares from the Principal Market.

7.2	CONDITIONS PRECEDENT TO THE OBLIGATION OF INVESTOR TO PURCHASE PUT SHARES.

The obligation of the Investor hereunder to purchase Put Shares is subject to the satisfaction of each of the following conditions:

(a)

BASE SHELF PROSPECTUS. The Company shall have an effective Base Shelf Prospectus with enough capacity to allow the sale thereunder of all of the Put Shares and the Commitment Fee Shares subject to the applicable Put Notice, and the Company shall have filed a Prospectus Supplement to qualify the distribution of all of the Put Shares subject to the applicable Put Notice.

(b)	EXEMPTIVE RELIEF ORDER. The Exemptive Relief Order shall remain in effect to permit the sale of the Put Shares and the Commitment Fee Shares in accordance with the terms thereof.

(c)

ACCURACY OF THE COMPANY’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct in all material respects as of the date of this Agreement and as of the date of each Closing (except for representations and warranties specifically made as of a particular date).

(d)

PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company.

(e)

NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(f)	MATERIAL ADVERSE CHANGES. Since the date of filing of the Company’s most recent SEDAR Document, no event that had or is reasonably likely to have a Material Adverse Effect has occurred.

(g)

NO SUSPENSION OF TRADING IN OR DELISTING OF COMMON SHARES. The trading of the Common Shares shall not have been suspended by any securities regulatory authority or the Principal Market, or otherwise halted for any reason, and the Common Shares shall have been approved for listing on and shall not have been delisted from the Principal Market.

(h)

NO KNOWLEDGE. The Company shall have no knowledge of any event more likely than not to have the effect of causing the Base Shelf Prospectus or any Prospectus Supplement to be suspended or otherwise ineffective (which event is more likely than not to occur within the fifteen Trading Days following the Trading Day on which such Put Notice is deemed delivered).

(i)	SHAREHOLDER APPROVAL REQUIREMENT. The shareholder approval requirements of the Principal Market in respect of the issuance of the Put Shares shall have been received.

(j)	OFFICER’S CERTIFICATE. On the applicable Closing Date in respect of each Put Notice, the Investor shall have received the Closing Certificate executed by an executive officer of the Company.

(k)

NO LEGAL ACTION. No legal or regulatory action or proceeding shall be pending or threatened in writing by or before any governmental entity to enjoin, restrict or prohibit the transactions contemplated by this Agreement, the issuance and sale of the Put Shares to the Investor, or to suspend or cease or stop trading the Common Shares from the Principal Market.

(l)

FREELY TRADEABLE. On the applicable Closing Date in respect of each Put Notice, all Common Shares issued to the Investor on such Closing Date shall (i) have been qualified by prospectus in each of the provinces and territories of Canada pursuant to a Base Shelf Prospectus and Prospectus Supplement, (ii) have been conditionally approved for listing on the Principal Market, and (iii) otherwise be Freely Tradeable Common Shares.

(m)

TRANSFER AGENT INSTRUCTION LETTER. The Transfer Agent Instruction Letter in respect of the applicable Put Shares shall have been executed and delivered by the Company to the Transfer Agent and acknowledged and agreed to in writing by the Transfer Agent.

(n)	RESERVE. The Company’s board of directors shall have passed a resolution reserving sufficient Common Shares for the Investor, pursuant to the terms of this Agreement.

(o)	MINIMUM PRICING. The Purchase Price per Common Shares shall not be less than $0.30.

ARTICLE VIII

NOTICES; INDEMNIFICATION

8.1	NOTICES.

All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served, (b) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (c) delivered by reputable air courier service with charges prepaid, or (d) transmitted by hand delivery or email, addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (i) upon personal service, hand delivery or delivery by email at the address designated below (if delivered on a business day prior to 5:00 p.m. (Eastern Time)), or the first business day following such delivery in all other cases or (ii) on the second business day following the date of mailing by express courier service or on the fifth business day after deposited in the mail, in each case, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

The addresses for such communications shall be:

If to the Company:

HEXO Corp.

120 de la Rive Road

Gatineau, Quebec

[REDACTED: PRIVATE INFORMATION]

If to the Investor:

[REDACTED: PRIVATE INFORMATION]

Either party hereto may from time to time change its address or email for notices under this Section 8.1 by giving at least ten (10) days’ prior written notice of such changed address to the other party hereto.

8.2	INDEMNIFICATION.

Each party (an “Indemnifying Party”) agrees to indemnify and hold harmless the other party along with its officers, directors, employees, shareholders, advisers and authorized agents (an “Indemnified Party”) from and against any Damages, joint or several, and any action in respect thereof to which the Indemnified Party becomes subject to, resulting from, arising out of or relating to (i) any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the Indemnifying Party contained in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact provided by the Indemnifying Party and contained in the Base Shelf Prospectus or any Prospectus Supplement, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Indemnifying Party of Applicable Securities Laws, except to the extent such Damages result primarily from the Indemnified Party’s failure to perform any covenant or agreement contained in this Agreement or the Indemnified Party’s negligence, recklessness or bad faith in performing its obligations under this Agreement; provided, however, that the foregoing indemnity agreement shall not apply to any Damages of an Indemnified Party to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made by an Indemnifying Party in reliance upon and in conformity with written information furnished to the Indemnifying Party by the Indemnified Party expressly for use in the Base Shelf Prospectus or any Prospectus Supplement (as amended or supplemented).

8.3	METHOD OF ASSERTING INDEMNIFICATION CLAIMS.

All claims for indemnification by any Indemnified Party under Section 8.2 shall be asserted and resolved as follows:

(a)

In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 8.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an affiliate thereof (a “Third Party Claim”), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim for indemnification that is being asserted under any provision of Section 8.2 against an Indemnifying Party, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a “Claim Notice”) with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party’s ability to defend has been actually prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the “Dispute Period”)

whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i)

If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 8.3(a), then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party (acting reasonably), at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to Section 8.2). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided, further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Section 8.2 with respect to such Third Party Claim.

(ii)

If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 8.3(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, subject to the following sentence, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this clause (ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation and the Indemnifying Party’s cooperation therein. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(b)

In the event any Indemnified Party should have a claim under Section 8.2 against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under Section 8.2 specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an “Indemnity Notice”) with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby.

ARTICLE IX

MISCELLANEOUS

9.1	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to the principles of conflicts of law. Each of the Company and the Investor hereby submits to the exclusive jurisdiction of the courts in the Province of Ontario, with respect to any dispute arising under this Agreement or the transactions contemplated hereby.

9.2	ASSIGNMENT.

This Agreement shall be binding upon and inure to the benefit of the Company and the Investor and their respective successors. Neither this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other Person.

9.3	NO THIRD PARTY BENEFICIARIES.

This Agreement is intended for the benefit of the Company and the Investor and their respective successors, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as set forth in Section 8.3.

9.4	TERMINATION.

The Company may terminate this Agreement at any time by written notice to the Investor, except during any Pricing Period. In addition, this Agreement shall automatically terminate at the end of the Commitment Period.

9.5	ENTIRE AGREEMENT.

This Agreement, together with the schedules and exhibits hereto, contains the entire understanding of the Company and the Investor with respect to the matters covered herein and therein and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

9.6	FEES AND EXPENSES.

Except as set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Investor. The Investor shall withhold from the Purchase Price with respect to the first Put under this Agreement as a reimbursement for, and in amount equal to, the Investor’s reasonable and documented legal expenses relating to the preparation of this Agreement.

9.7	COUNTERPARTS.

This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. This Agreement may be delivered to the other parties hereto by email of a copy of this Agreement bearing the signature of the parties so delivering this Agreement.

9.8	SEVERABILITY.

In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

9.9	FURTHER ASSURANCES.

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

9.10	EQUITABLE RELIEF

Each party recognizes that in the event it fails to perform observe, or discharge any or all of its obligations under this Agreement, any remedy at law may provide to be inadequate relief to the other party. Each party therefore agrees that the other party shall be entitled to temporary and permanent injunctive relief or specific performance in any such case without the necessity of proving actual damages.

9.11	INVESTOR PERFORMANCE

KAOS Capital Ltd. unconditionally and irrevocably guarantees, and covenants and agrees to be jointly and severally liable with the Investor for the due and punctual performance of each and every obligation, covenant and agreement of the Investor arising under this Agreement. KAOS Capital Ltd. shall cause the Investor to comply with all of the Investor’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

9.12	AMENDMENTS; WAIVERS.

No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto and no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

9.13	PUBLICITY.

The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement, other than as required by law, without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement and shall give reasonable consideration to any comments of the other party on such public statement, provided further that the Company may make disclosures provided that such disclosure is substantially the same as disclosure previously consented to by the Investor.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

HEXO CORP.

Per:	“Scott Cooper”
Name:Scott Cooper Title: President and Chief Executive Officer

2692106 ONTARIO INC.

Per:	“Adam Arviv”
Name:Adam Arviv Title:

KAOS CAPITAL LTD.

Per:	“Adam Arviv”
Name:Adam Arviv Title:

[Signature Page to the Equity Purchase Agreement]

EXHIBIT A

FORM OF PUT NOTICE

TO:	2692106 ONTARIO INC

DATE: ___________________

We refer to the equity purchase agreement, dated April 11, 2022 (the “Agreement”), entered into by and between HEXO Corp. and you. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1.	Give you notice that we require you to purchase Put Shares; and

2.	The Put Amount in respect of this Put Notice is _______.

HEXO CORP.

Per:
Name: Title:

EXHIBIT B

FORM OF OFFICER’S CERTIFICATE OF HEXO CORP.

Pursuant to Section 7.2(j) of that certain equity purchase agreement, dated April 11, 2022 (the “Agreement”), by and between HEXO Corp. (the “Company”) and 2692106 ONTARIO INC. (the “Investor”), the undersigned, in his capacity as [•] of the Company, and not in his individual capacity, hereby certifies, as of the date hereof (such date, the “Condition Satisfaction Date”), that all of the conditions precedent to the obligation of the Investor to purchase Put Shares set forth in Section 7.1© of the Agreement have been satisfied as of the Condition Satisfaction Date.

Capitalized terms used herein shall have the meanings set forth in the Agreement unless otherwise defined herein.

Dated the_________ day of_____________ , 202________ .

Per:
Name: Title:

Exhibit C

Registration Instructions

[REDACTED: PRIVATE INFORMATION]